October 24, 2006
Via Edgar
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

Re:	Valeant Pharmaceuticals International (the “Company”) Form 10-K for the Fiscal Year ended December 31, 2005 Form 10-Q for the Quarterly Period ended June 30, 2006

File Number:	001-11397
Dear Mr. Rosenberg:
     I am writing in response to your comment letter (the “Comment Letter”) of October 11, 2006 on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). The comments contained in the Comment Letter have been reproduced below with our response for ease of reference.

Consolidated Financial Statements and Schedule, page 50
Notes to Consolidated Financial Statements, page 57
Note 9. Detail of Certain Accounts, page 73
1. a. Please provide us, in disclosure-type format, the following information about your intangible assets by product or therapeutic area: their cost, accumulated amortization, weighted average amortization period, and aggregate and estimated amortization expense.
Response: The following table provides the requested information by therapeutic area:

	Gross	Accumulated	Net	Average	2005	Estimated Amortization Expense
	Amount	Amortization	Amount	Lives	Amortization	2006	2007	2008	2009	2010
Neurology	$236,813	$(54,111)	$182,702	13	$21,663	$23,188	$23,188	$23,188	$23,147	$22,345
Infectious Disease	72,480	(3,060)	69,420	11	360	6,960	6,960	6,960	6,960	6,960
Dermatology	84,013	(38,045)	45,968	19	4,671	4,671	4,671	4,671	4,670	4,666
Other Products	370,347	(162,164)	208,183	11	29,239	23,370	23,355	21,779	21,286	20,310

Total Product Rights	763,653	(257,380)	506,273	14	55,933	58,189	58,174	56,598	56,064	54,281

License Agreements	67,376	(37,330)	30,046	5	12,899	12,536	11,338	6,172	—	—
Goodwill	79,486	—	79,486		—	—	—	—	—	—

Total	$910,515	$(294,710)	$615,805		$68,832	$70,725	$69,512	$62,770	$56,064	$54,281

1. b. Please provide to us, in disclosure-type format, a policy describing the method you use to amortize your intangible assets and, to the extent that amortization is not being accelerated, please tell us why your method of amortization is appropriate. It would appear to us that the pattern of economic benefits of product rights would be higher in earlier periods. Please refer to paragraph 12 of SFAS 142.

     Response:
     Our amortization policy for intangible assets does include accelerated patterns, when appropriate, as well as timely impairment tests reviewed both on an annual basis and when there are triggering events with respect to specific intangible assets. However, many of our acquired assets utilize the straight-line method of amortization based on our expectations about the future cash flows associated with those products. The following information includes our proposed enhancements to our historical disclosure for inclusion in our next filing, as well as other supplemental information for the Staff to understand the specifics of our portfolio of intangible assets.
     Background:
     Prior to 2003, the Company (then known as ICN Pharmaceuticals, Inc.) acquired products which were often mature, without patent protection. These mature products had already experienced the declines typically seen with the loss of patent protection and competition. The Company estimated the remaining lives of these products based on anticipated future profits, assuming sales of the products would continue to gradually decline in volume offset by increased prices. Volume declines were estimated to be gradual because of the absence of competition from generic or alternative products. In accordance with SFAS 142, straight-line amortization was selected due to the gradual nature of the expected decline. The experience to date has generally supported this assumption. For those products that did not achieve this expectation, impairment charges have been recorded in accordance with SFAS 144. The useful lives of the products acquired were estimated to be in the range of 10-19 years depending upon the product.
     Since 2003, the Company has focused its licensing and acquisition activities on products, technologies, and businesses which complement our existing businesses and provide for effective life cycle management of key products. The Company has increasingly focused on patented products with growth potential. In these recent acquisitions, the estimated lives have ranged from 5-10 years, ceasing with the end of patent protection. The experience to date has supported this assumption.
     In the 2003 acquisition of the minority interest of Ribapharm, Inc., which at the time was a publicly traded majority-owned subsidiary of the Company, an intangible asset of $67,376,000 was assigned to Ribapharm’s ribavirin license agreements with Schering-Plough and Roche. Royalties from this arrangement were projected to decline significantly (by approximately 40%) in 2003 and 2004, with the expiration of the U.S. patent. Due to the forecasted decline in the ribavirin royalties, the discounted cash flow models supported accelerated amortization over an estimated life of five years. The Company has thus used accelerated amortization with this intangible asset.

     Proposed disclosure enhancements:
     The Company’s intangible assets comprise product marketing rights, related patents and trademarks for pharmaceutical products, and rights under the ribavirin license agreement. The product rights primarily relate to either 1) mature pharmaceutical products without patent protection, or 2) patented products. The mature products display a stable and consistent revenue stream over a relatively long period of time. The patented products generally have steady growth rates up until the point of patent expiration when revenues rapidly decline due to the introduction of generic competition. We amortize the mature products using the straight-line method over the estimated remaining life of the product (ranging from 10-19 years for current products) because the pattern of revenues is generally flat over the remaining life. We amortize patented products using the straight-line method over the remaining life of the product because the revenues are generally growing until patent expiration.
     The Company amortizes the license rights for ribavirin on an accelerated basis because of the significant decline in royalties starting in 2003 upon the expiration of a U.S. patent, with amortization to be completed in 2008.
Form 10-Q for the Quarterly Period Ended June 30, 2006
Item 2. Management’s Discussion and Analysis of Financial Condition and ... page 25
Results of Operations, page 27
     2. Tell us why you did not discuss the nature of the gain on settlement of litigation as you did in the March 31, 2006 Form 10-Q since it also had a material effect on the results of operations for the six months ended June 30, 2006.
Response: This discussion was inadvertently omitted. Additional disclosure will be added to future filings in order to include this discussion.
     The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that the above response and the related revisions will be acceptable to the Staff. Please do not hesitate to call me at (714) 545-0100 with any questions regarding this letter. We thank you for your time and attention.

Sincerely,
/s/ Bary G. Bailey
Bary G. Bailey
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission, Division of Corporation Finance Ms. Vanessa Robertson, Staff Accountant Mr. Oscar Young, Senior Accountant

Valeant Pharmaceuticals International Mr. Peter Blott, Senior Vice President and Group Financial Controller Eileen Pruette, Esq., Executive Vice President and General Counsel